EXHIBIT 12.1

                        PIONEER NATURAL RESOURCES COMPANY
      RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND
                            PREFERRED STOCK DIVIDENDS
                          (in thousands, except ratios)

                                                       Year Ended December 31
                               -----------------------------------------------------------------------
                               Proforma
                                1999(1)      1999        1998          1997         1996        1995
                               ---------   ---------   ---------   -----------   ---------   ---------

Pretax earnings                $  (4,916)  $ (23,060)  $(730,826)  $(1,377,563)  $ 200,348   $(150,007)

Adjustments:
  Add fixed charges and
     preferred stock dividends:
       Interest expense          155,226     170,344     164,285        77,550      46,155      65,449
       Interest capitalized          -           -           -             -           -           -
       Rental expense
         attributable to
         interest                  2,300       2,300       2,967         1,233         965       1,200
       Preferred stock
         dividends                   -           -           -             -           -           -
                                --------    --------    --------    ----------    --------    --------
       Total fixed charges
         and preferred stock
         dividends               157,526     172,644     167,252        78,783      47,120      66,649
                                --------    --------    --------    ----------    --------    --------
Deduct:
  Interest capitalized               -           -           -             -           -           -
  Preferred stock dividends          -           -           -             -           -           -
                                --------    --------    --------    ----------    --------    --------
       Total deductions              -           -           -             -           -           -
                                --------    --------    --------    ----------    --------    --------
Adjusted earnings              $ 152,610   $ 149,584   $(563,574)  $(1,298,780)  $ 247,468   $ (83,358)
                                ========    ========    ========    ==========    ========    ========
Ratio of earnings to
  fixed charges                     0.97        0.87       (3.37)       (16.49)       5.25       (1.25)

Ratio of earnings to fixed
  charges and preferred
  stock dividends                   0.97        0.87       (3.37)       (16.49)       5.25       (1.25)

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(1)  Proforma 1999 gives effect to the Company's 1999 asset  dispositions  as if they had occurred on January 1, 1999, and that the associated divestment proceeds had been used to reduce outstanding indebtedness as of January 1, 1999.

(2) Earnings were insufficient to cover fixed charges and preferred stock dividends by $5 million, $23 million, $731 million, $1,378 million and $150 million for the 1999 pro forma and actual results for the years ended December 31, 1999, 1998, 1997 and 1995, respectively.


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